Exhibit 99.87

Protech Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2021 First Quarter

For the Three Months Ended

December 31, 2020 and 2019

(UNAUDITED)

(Expressed in US dollars)

TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated interim Financial Statements	Pages 5-19

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of these condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Protech Home Medical Corp (the “Company”) have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

pROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	As at December 31, 2020	As at September 30, 2020
ASSETS
Current Assets
Cash		$23,593	$29,227
Accounts receivable, net	4	9,393	9,089
Inventory	5	7,807	6,415
Prepaid and other current assets		460	552
Total current assets		41,253	45,283
Long-term assets
Property, equipment, and right of use assets, net	6	17,988	16,667
Goodwill	7	13,343	3,895
Intangible assets, net	7	5,370	5,579
Deferred financing costs	12	522	556
Deposits		86	85
Total long-term assets		37,309	26,782
TOTAL ASSETS		$78,562	$72,065

LIABILITIES
Current Liabilities
Accounts payable		$7,642	$7,434
Current portion of equipment loans	12	4,290	4,311
Current portion of leases	12	2,333	2,037
Accrued liabilities		2,164	3,488
Government grant	8	3,308	2,599
Deferred revenue	9	1,904	1,804
Purchase price payable in shares	3,10	4,426	-
Purchase price payable	3	1,196	857
Derivative warrant liability	11	2,262	1,855
Total current liabilities		29,525	24,385
Long-Term Liabilities
Debentures	12	14,193	12,930
Equipment loans	12	282	439
Lease liabilities	12	3,686	3,230
Government grant	8	1,577	2,286
Long-term purchase price payable	3	321	560
TOTAL LIABILITIES		49,584	43,830

SHAREHOLDERS' EQUITY
Share capital	13	168,874	168,089
Contributed surplus		16,515	16,648
Accumulated deficit		(166,325)	(166,554)
Accumulated other comprehensive income		9,914	10,052
TOTAL SHAREHOLDERS' EQUITY		28,978	28,235
TOTAL LIABILITIES AND EQUITY		$78,562	$72,065

The accompanying notes are an integral part of these consolidated financial statements

Page | 1

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	Three Months Ended, December 31, 2020	Three Months Ended, December 31, 2019
Revenue
Sales of medical equipment and supplies		$10,402	$7,472
Rentals of medical equipment		12,353	9,779
Total revenue		22,755	17,251
Inventory sold		6,071	4,379
Operating expenses	15	11,529	9,696
Depreciation	6	3,095	3,448
Amortization of intangible assets	7	209	181
Stock-based compensation	13	15	32
Acquisition-related costs	3	56	-
Gain on disposals of property and equipment		(27)	(60)
Other income		-	(107)
Income (loss) from continuing operations before financing and taxes		1,807	(318)

Financing expenses
Interest expense on convertible debenture	12	230	227
Interest expense on leases	12	125	118
Interest expense on loans	12	85	112
Interest expense on revolver	12	13	-
Amortization of financing costs	9	34	-
Loss on fair value of purchase price payable in shares	10	108	-
Loss on fair value of derivative warrant liability	11	348	-
Loss on fair value of convertible debentures		635	553
Income (loss) from continuing operations before taxes		229	(1,328)
Provision for income taxes		-	-
Income (loss) from continuing operations		229	(1,328)

Discontinued operations:
Income (loss) from discontinued operations		-	-
Net income (loss)		$229	$(1,328)

Other comprehensive income
Cumulative translation adjustment		(139)	(408)
Comprehensive income (loss)		$90	$(1,736)
Net income (loss) per share (Note 18)
Basic earnings per share		$0.00	$(0.02)
Diluted earnings per share		$0.00	$(0.02)
Weighted average number of common shares outstanding:
Basic	16	112,507	83,589
Diluted	16	121,863	83,589

The accompanying notes are an integral part of these consolidated financial statements

Page | 2

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	Number of Shares (000’s)	Capital stock	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance, September 30, 2019		83,589	$149,661	$16,152	$(162,610)	$12,645	$15,848
Net loss		-	-	-	(1,328)	-	(1,328)
Cumulative translation adjustment		-	-	-	-	(410)	(410)
Stock-based compensation	13	-	-	32	-	-	32
Balance, December 31, 2019		83,589	$149,661	$16,184	$(163,938)	$12,235	$14,142
Balance, September 30, 2020		112,277	$168,089	$16,648	$(166,554)	$10,052	$28,235
Net income		-	-	-	229	-	229
Cumulative translation adjustment		-	-	-	-	(138)	(138)
Stock-based compensation	13	-	-	15	-	-	15
Stock options exercised	13	59	85	(40)	-	-	45
Compensation options exercised	13	415	523	(108)	-	-	415
Exercise of warrants, including transfer of derivative warrant liability of $35	11,13	115	177	-	-	-	177
Balance, December 31, 2020		112,866	$168,874	$16,515	$(166,325)	$9,914	$28,978

The accompanying notes are an integral part of these consolidated financial statements

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	Notes	Three months ended December 31, 2020	Three months ended December 31, 2019
Operating activities
Income (loss) from continuing operations		$229	$(1,328)
Income (loss) from discontinued operations		-	-
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,7	3,304	3,629
Amortization of financing costs		34	-
Interest expense on leases and loans	12	210	230
Loss on fair value of purchase price payable in shares	10	108	-
Loss on fair value of derivative warrant liability	11	348	-
Loss on fair value of convertible debentures	12	635	553
Gain on disposal of property and equipment		(27)	(60)
Stock-based compensation	13	15	32
Bad debt expense		2,079	1,503
Change in working capital:
Net increase in accounts receivable		(1,266)	(507)
Net increase in inventory		(939)	(405)
Net increase in prepaid and other current assets		91	(8)
Net increase in deferred revenue		-	-
Net increase in accounts payables and accrued liabilities		(1,981)	(42)
Net cash flow provided by operating activities		2,840	3,597
Investing activities
Purchase of property and equipment	6	(387)	(33)
Cash proceeds from sale of property and equipment		137	70
Cash paid for acquisitions	3	(6,623)	(3,351)
Net cash flow used in investing activities		(6,873)	(3,314)
Financing activities
Repayments of long-term debt	12	(2,925)	(3,803)
Proceeds from exercise of warrants	13	142	-
Proceeds from exercise of options	13	460	-
Net cash flow used in financing activities		(2,323)	(3,803)

Net decrease in cash		(6,356)	(3,520)

Effect of exchange rate changes on cash held in foreign currencies		722	117

Cash, beginning of quarter		29,227	9,739
Cash, end of quarter		$23,593	$6,336

The accompanying notes are an integral part of these consolidated financial statements

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Protech Home Medical Corp. ("Protech" or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth. The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded on the OTCQX Best Market in the United States under the symbol PTQQF.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

Change in Presentation Currency

Effective October 1, 2020, the Company changed its presentation currency to US dollars from Canadian dollars. Since the Company operates in the United States and its functional currency is US dollars, the Company believes that the change in presentation currency will provide stakeholders with a better reflection of the Company's business activities and enhance the comparability of the Company's financial information. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive loss. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at October 1, 2019 and September 30, 2020, using the period-end exchange rates of 1.3242 C$/US$ and 1.3339 C$/US$, respectively. The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been translated at an exchange rate of 1.3199 C$/US$ three months ended December 31, 2019.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

See Note 9 for relief payments the Company received related to the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2020 and 2019.

Except as noted, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2020 and 2019.

The unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on March 1, 2021.

These unaudited condensed consolidated interim financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting as required.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, and are due from secondary insurance and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of September 30, 2020.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 50% in accordance with Company’s policy.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements	Life of lease (1-7 years)
Right-of-use vehicles	5 years
Right of use real estate leases	Life of lease (1-6 years)

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

3.	Acquisition of businesses and purchase accounting

Acquisition of Sleepwell, LLC

Effective October 23, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Sleepwell, Inc. (Sleepwell), Georgia company in the same industry as the Company. The purchase price was $11,362,000 of which $6,623,000 was paid in cash at closing, $3,008,000 was payable in stock in January 2021, $357,000 to be paid upon the resolution of Sleepwell’s Payroll Protection Plan loan, and $1,174,000 to be paid in stock and $200,000 to be paid in cash upon the resolution of post-closing adjustments, if any. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $56,000 of legal expenses in conjunction with the acquisition.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The pro forma revenues and net income for Sleepwell for the three months ended December 31, 2020 was approximately $2,700,000 and $800,000, respectively.

The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$378
Accounts receivable	1,118
Inventory	454
Property and equipment	850
Right of use real estate	343
Goodwill	9,447
Accounts payable	(785)
Deferred revenue	(100)
Lease liabilities	(343)
Net assets acquired	$11,362
Cash paid at closing	$6,623
Stock paid in January 2021	3,008
Cash to be paid after closing	557
Stock to be paid after closing	1,174
Consideration paid or payable	$11,362

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at December 31, 2020	As at September 30, 2020
Gross receivable	$16,167	$14,867
Reserve for expected credit losses	(6,774)	(5,778)
	$9,393	$9,089

As at December 31, 2019	Gross Receivables	Allowance for expected credit losses	Net Receivables
0 – 90 days	$7,523	$(538)	$6,985
91 – 180 days	2,107	(857)	1,250
Over 180 days	6,537	(5,379)	1,158
Total	$16,167	$(6,774)	$9,393

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Below is the movement in the reserve for expected credit losses:

Reserve for expected credit losses	Three months ended December 31, 2020	Three months ended December 31, 2019
Opening Balance	$5,778	$2,321
Bad debt expense	2,039	1,503
Amounts written off	(1,043)	(1,160)
Ending Balance	$6,774	$2,664

5.	Inventory

	As at December 31, 2020	As at September 30, 2020
Serialized	$2,436	$2,132
Non-serialized	5,994	4,366
Reserve for shrink and slow-moving	(623)	(83)
Total Inventory	$7,807	$6,415

6.	Property and equipment and right of use assets

Cost	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$26,521	$501	$430	$1,161	$2,568	$-	$31,181
Additions – adoption of IFRS 16	-	-	-	-	-	2,618	2,618
Transfers from inventory	842	-	-	-	-	-	842
Additions	-	4	-	29	246	599	878
Acquisitions	2,124	-	-	185	160	1,097	3,566
Disposals	(3,404)	(4)	(1)	(2)	(55)	-	(3,466)
Balance December 31, 2019	$26,083	$501	$429	$1,373	$2,919	$4,314	$35,619

Balance September 30, 2020	$22,568	$171	$333	$1,364	$2,872	$4,990	$32,298
Transfers from inventory	2,259	-	-	-	-	-	2,259
Additions	-	4	-	11	163	896	1,074
Acquisitions	850	-	-	-	-	343	1,193
Disposals	(2,731)	(17)	(11)	(3)	(177)	(302)	(3,241)
Balance December 31, 2020	$22,946	$158	$322	$1,372	$2,858	$5,927	$33,583

Accumulated depreciation	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$14,662	$368	$258	$255	$1,023	$-	$16,566
Depreciation	2,909	26	25	45	148	295	3,448
Disposals	(3,404)	(4)	(1)	(1)	(33)	-	(3,443)
Balance December 31, 2019	$14,167	$390	$282	$299	$1,138	$295	$16,571

Balance September 30, 2020	$12,311	$106	$229	$309	$1,182	$1,494	$15,631
Depreciation	2,411	8	15	29	172	460	3,095
Disposals	(2,731)	(17)	(11)	(3)	(162)	(207)	(3,131)
Balance December 31, 2020	$11,991	$97	$233	$335	$1,192	$1,747	$15,595

Net Book Value	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$11,859	$133	$172	$906	$1,545	$-	$14,615
Balance December 31, 2019	$11,916	$111	$147	$1,074	$1,781	$4,019	$19,048
Balance September 30, 2020	$10,257	$64	$104	$1,055	$1,690	$3,496	$16,667
Balance December 31, 2020	$10,955	$61	$89	$1,037	$1,666	$4,180	$17,988

During the three months ended December 31, 2020, the Company obtained equipment loans (Note 12) for $1,887,000 with the balance of $372,000 paid in cash.

Page | 11

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

7.	Goodwill and intangible assets

Cost	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,410	$513	$1,331	$3,823	$8,399	$14,066	$15,476
Acquisition	802	51	211	794	-	1,056	1,858
Balance December 31, 2019	$2,212	$564	$1,542	$4,617	$8,399	$15,122	$17,334

Balance September 30, 2020	$3,896	$637	$1,881	$3,851	$11,722	$18,090	$21,987
Acquisitions	9,447	-	-	-	-	-	9,447
Disposals	-	-	-	-	(6)	(6)	(6)
Balance December 31, 2020	$13,343	$637	$1,881	$3,851	$11,716	$18,084	$31,427

Accumulation amortization	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$-	$477	$882	$3,701	$6,824	$11,884	$11,884
Amortization	-	9	20	71	81	181	181
Balance December 31, 2019	$-	$486	$902	$3,772	$6,905	$12,065	$12,065

Balance September 30, 2020	$-	$522	$989	$3,845	$7,160	$12,516	$12,516
Amortization	-	11	33	5	155	204	204
Disposals	-	-	-	-	(6)	(6)	(6)
Balance December 31, 2020	$-	$533	$1,022	$3,850	$7,308	$12,714	$12,714

Net carrying amount	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,420	$36	$449	$122	$1,575	$2,182	$3,592
Balance December 31, 2019	$2,212	$78	$640	$845	$1,494	$3,057	$5,269
Balance September 30, 2020	$3,895	$115	$893	$5	$4,562	$2,911	$6,806
Balance December 31, 2020	$13,343	$104	$859	$-	$4,407	$5,370	$18,713

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable, with 1% interest over 9 monthly installments of $472,000 from September 2021 through ending April 2022.

Since the Company expects to meet the PPP’s eligibility criteria for forgiveness and has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity and a liability has been recorded on the balance sheet. No reduction in the liability has been recorded.

Page | 12

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

Since the Company believes it has met the Relief Fund’s terms and conditions, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs relates incurred. During the year ended September 30, 2020, the Company reduced the liability by $1,166,000, which was been included under other expense (income) in the statement of loss and other comprehensive loss.

9.	Deferred Revenue

Activity for deferred revenue for the three months ended December 31, 2020 and 2019 is as follows:

	For the three months ended December 31, 2020	For the three months ended December 31, 2019
Beginning balance	$1,804	$1,472
Acquisitions	100	332
Operations	-	-
Ending balance	$1,904	$1,804

10.	Purchase price payable in shares

As discussed in Note 3, the Company acquired Sleepwell on October 23, 2020, with a portion of the purchase price in shares. The acquisition consideration was recorded at the closing price on the date of the acquisition and was recorded as a liability. Prior to the issuance of the shares, the Company will record the liability at the closing price at period end. Upon the issuance of the shares, the Company will derecognize the liability and increase shareholders’ equity. The movement in the liability for the three months ended December 31, 2020 is as follows:

Amount
Balance September 30, 2020	$-
Issued	4,182
Change in fair value	108
Change in foreign exchange rate	136
Balance December 31, 2020	$4,426

11.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 27,678,826 units, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,412 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of C$1.60 per share. The Warrants are recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US Dollars. The liability was recorded at fair value of $0.16 and $0.13 as of December 31, 2020 and September 30, 2020, respectively, using the Black-Scholes pricing model revaluation is performed each period end, with the change in fair value recorded in the caption “Loss (gain) on fair value of warrants.” Upon exercise, the warrant liability is derecognized and transferred to equity.

Page | 13

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Warrant activity for the three months ended December 31, 2020 is provided below:

Amount
Balance September 30, 2020	$1,855
Exercised	(35)
Change in fair value	348
Change in foreign exchange rate	94
Balance December 31, 2020	$2,262

12.	Long-term Debt

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$785) debenture is convertible at the option of the holder into approximately 769.23 common shares. As of December 31, 2020, and September 30, 2020, C$4,000 of debentures had been converted into common shares, leaving C$14,996,000 ($11,778,000) of face value of the debentures remaining. After three years, the Company can force conversion of the outstanding principal at conversion price of C$1.30, if the daily volume weighted average price of the common shares exceeds C$1.62 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of $120.5 and $115 as of December 31, 2020 and September 30, 2020, respectively, per unit. A loss of $635,000 and $553,000 for the three months ended December 31, 2020 and 2019. Following is the movement in these debentures:

	Three Months ended December 31, 2020	Three months ended December 31, 2019
Beginning Balance	$12,930	$10,547
Change in fair value	635	553
Change in foreign exchange rate	628	-
Ending Balance	$14,193	$11,100

The Company issued compensation options to the underwriters for 519,231 shares of the Company at an exercise price of C$1.30 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $0.26 for a total of $132,888 using the Black-Scholes pricing model.

Compensation options activity for the three months ended December 31, 2020 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2020	519	C$	1.30
Exercised	(415)		1.30
Balance, December 31, 2020	104	C$	1.30

Equipment Loans

The Company is offered financing arrangements from their suppliers and their designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against these loans is $8,340,000.

Page | 14

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Following is the activity in equipment loans for the three months ended December 31, 2020 and 2019:

	Three months ended December 31, 2020	Three months ended December 31, 2019
Beginning Balance	$4,750	$7,306
Additions:
Acquisitions	-	706
Operations	1,887	2,363
Interest expense	85	112
Repayments	(2,150)	(3,312)
Ending Balance	4,572	7,175
Current portion	(4,290)	(6,345)
Long-term portion, due in 2022	$282	$830

Leases Liabilities

The Company enters in lease for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%.

Below is the movement in lease liabilities for the three months ended December 31, 2020:

	Vehicles	Real estate	Total
Balance, September 30, 2020	$1,627	$3,639	$5,266
Additions during the period:
Acquisition		343	343
Operations	157	902	1,059
Interest	35	91	126
Repayments	(170)	(605)	(775)
Balance, December 31, 2020	$1,649	$4,370	$6,019

Future payments pursuant to lease liabilities are as follows:

	As at December 31, 2020	As at September 30, 2020
Less than 1 year	$2,491	$2,394
Between 1 and 5 years	4,332	3,497
More than five years	-	70
Total	$6,823	$5,961

Below is the reconciliation of total future minimum lease payments and its present value at the end of the reporting period:

	As at December 31, 2020	As at September 30, 2020
Gross lease payments	$6,823	$5,961
Less: finance charges	(804)	(695)
Net lease liabilities	$6,019	$5,266

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. Interest expense for the facility for the three months ended December 31, 2020 totaled $13,000 and primarily related to the unused fee. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and customer rental contracts, which totaled $13,770,000 as of December 31, 2020. Issuance costs of $561,000 were incurred, are recorded in “other long-term assets” on the consolidated balance sheet and are being amortized on a straight-line over the four-year term of the facility for a total of $34,000 for the three months ended December 31, 2020.

Page | 15

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

13.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, accumulated other comprehensive income (loss), and accumulated deficit, in the amount of $28,978,000 at December 31, 2020.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity, and long-term debt, including debentures, equipment loans and leases.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, held with major Canadian and US financial institutions.

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Issued share capital

The Company has only one class of common stock outstanding. Effective December 31, 2018, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every five pre-consolidation common shares.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the Consolidated Statements of Financial Position. The Company does not currently participate in hedging activities.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for a total of 27,678,826 units, respectively. Each unit issued was issued at a price of C$1.15 for total gross proceeds of C$31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for a total of 13,839,12. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of C$1.60 per share.

Warrant activity for the three months ended December 31, 2020 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2020	13,839	C$	1.60
Exercised	(115)		1.60
Balance, December 31, 2020	13,724	C$	1.60

Page | 16

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Issuance costs of $2,546,000 in cash, including underwriters’ commission of $1,692,000, were incurred. The Company issued compensation options to the underwriter for 1,471,305 shares at the issue price of C$1.15 for a period of two years from the closing of the offering. The fair value of the options has been valued at $0.31 for a total of $456,000.

Activity for the June 2020 compensation options for the three months ended December 31, 2020 is as follows:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2020	1,412	C$	1.15
Issued	-		-
Balance, December 31, 2020	1,412	C$	1.15

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally vest either immediately or quarterly over a two-year period.

A summary of stock options is provided below:

	Number of options(000’s)	Weighted average exercise price
Balance, September 30, 2020	10,506	C$	0.48
Granted	200		1.54
Exercised	(59)		0.99
Expired	(113)		0.93
Balance, December 31, 2020	10,534	C$	0.48

At December 31, 2020, the Company had 10,251,000 vested stock options with a weighted average exercise price of C$0.47.

The Company accounts for stock-based compensation, including stock options and stock grants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the three months ended December 31, 2020 and 2019, the Company recorded stock-based compensation expense of $15,000 and $32,000, respectively.

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

Three months ended December 31, 2020
Share price at grant date	$1.54
Risk-free interest rate	0.36%
Expected volatility	64%
Expected life of option	5 years
Expected dividend yield	Nil

Page | 17

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

14.	Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) during the years ended September 30, 2020 and 2019. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

A second matter has reached a settlement in principle during the year ended September 30, 2020 of $475,000, but has not been formally finalized, and is recorded in accrued liabilities on the balance sheet.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

15.	Operating expenses

	Three months ended December 31, 2020	Three months ended December 31, 2019
Payroll and employee benefits	$6,439	$5,818
Facilities related expenses	491	624
Bad debt expense	2,079	1,503
Billing	716	329
Professional fees	440	289
Marketing and advertising	128	166
Other	1,236	967
Total operating expenses	$11,529	$9,696

16.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months ended December 31, 2020	Three months ended December 31, 2019
Net income (loss) for continuing operations	$229	$(1,328)
Basic weighted average number of shares	112,507	83,529
Diluted weighted average number of shares	121,863	83,529
Basic – continuing operations	$0.00	$(0.02)
Diluted – continuing operations	0.00	(0.02)

The effect of instruments exercisable or convertible to common shares for the quarter ended December 31, 2019 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

Page | 18

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

17.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities and maintenance.

Expense for Board of Directors’ fees was $45,000 and $43,000 or the three months ended December 31, 2020 and 2019, respectively. Stock-based compensation for the Board of Directors was $4,000 for the three months ended December 31, 2020.

Key management personnel also participate in the Company’s share option program (see Note 8). The Company paid or accrued compensation to key management personnel the following:

	Three months ended December 31, 2020	Three months ended December 31, 2019
Salaries and Benefits	$227	$196
Stock-based compensation	-	-
Total	$227	$196

18.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. During the year ended September 30, 2020, there were ongoing litigation matters involving Patient Home Monitoring, Inc. that resulted in loss from discontinued operations, but none of that expense was reflected in the three months ended December 31, 2019.

19.	Subsequent Events

Mayhugh Drugs, Inc., dba Mayhugh’s Medical

Effective February 1, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire Mayhugh Drugs, Inc., (“Mayhugh”) a Florida company. The purchase price was $1,190,000, of which $515,000 was paid in cash at closing, with $575,000 of holdbacks payable on the six-month and twelve-month anniversaries of the closing.

Pro forma three-month Mayhugh revenues and net income had the acquisition occurred October 1, 2020 would have been $1,389,000 and $354,000, respectively.

Page | 19